Exhibit 99.25

BRIDGEPORT VENTURES SECURITYHOLDERS
APPROVE PLAN OF ARRANGEMENT

November 30, 2012 – PREMIER GOLD MINES LIMITED (PG:TSX) (“Premier Gold”) and BRIDGEPORT VENTURES INC. (BPV:TSX) (“Bridgeport”) are pleased to announce that at the annual and special meeting of the Bridgeport securityholders (the “Securityholders”) held today, the Securityholders overwhelmingly approved the previously announced plan of arrangement (the “Arrangement”) whereby Bridgeport will acquire Premier Gold’s wholly-owned subsidiary, Premier Royalty Corporation (“Premier Royalty”).

The resolution approving the Arrangement was unanimously approved by the votes cast by Bridgeport shareholders present in person or represented by proxy at the meeting, and unanimously approved by votes cast by Bridgeport shareholders and eligible Bridgeport warrantholders (voting together as a single class) present in person or represented by proxy at the meeting.

The listing of the securities of the resulting issuer has been conditionally approved by the Toronto Stock Exchange. The Arrangement remains subject to, among other things, the final approval of the Ontario Superior Court of Justice. The hearing for the final court order to approve the Arrangement is scheduled to take place on December 3, 2012, with the effective date of the Arrangement expected to occur on or about December 4, 2012.

Full details regarding the terms of the Arrangement are set out in the management information circular of Bridgeport dated October 31, 2012 which is available on SEDAR at www.sedar.com. Further details of the Arrangement are disclosed in the August 8, 2012 joint news release also available on SEDAR.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Premier Gold Mines Limited and Premier Royalty Corporation

Premier Royalty Corporation is a wholly-owned subsidiary of Premier Gold Mines Limited, one of North America’s leading exploration and development companies with a high-quality pipeline of projects focused in proven, safe and accessible mining jurisdictions in Canada and the United States. Premier Gold’s portfolio includes significant assets in world class gold mining districts including Red Lake, Musselwhite and Geraldton in Ontario and the Carlin and Battle Mountain Trends in Nevada. Premier Gold believes that the consolidation of existing royalties owned by Premier Gold combined with the acquisition of other high quality cash flowing royalty assets into Premier Royalty will form the basis of a transaction that is value accretive to Premier Gold shareholders.

About Bridgeport Ventures Inc.

Bridgeport Ventures Inc. is a Canadian mineral exploration company with operations in the Americas. Its strong technical team with global experience has a solid record of discovery and a proven history of mining success.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ewan Downie, President & CEO	Abraham Drost, P.Geo., President & CEO
Premier Gold Mines Limited	Premier Royalty Corporation

Phone: 807-346-1390
Fax: 807-346-1381
e-mail: info@premiergoldmines.com
Web Site: www.premiergoldmines.com

Ms. Shastri Ramnath, P.Geo., President and CEO
Bridgeport Ventures Inc.

Phone: (416) 603-4040
e-mail: info@bridgeportventures.net
Web Site: www.bridgeportventures.net

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain information that may constitute “forward-looking information” under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the anticipated closing of the Arrangement. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Premier Gold’s annual information form under the heading “Risk Factors” and in Bridgeport’s management’s discussion and analysis. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this news release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Gold, Premier Royalty and Bridgeport each disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.